

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2014

Via E-mail
Mr. John N. Seitz
Chief Executive Officer
GulfSlope Energy, Inc.
2500 City West, Suite 800
Houston, Texas 77042

      **Re: GulfSlope Energy, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 4, 2014
              File No. 000-51638**

Dear Mr. Seitz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Dietrich A. King for

           Mara L. Ransom
           Assistant Director

cc: Thomas C. Pritchard, Esq.
       Brewer & Pritchard, P.C.